
13000536

RAISING *the* BAR

BEAM INC. 2012 ANNUAL REVIEW

JIM BEAM
BEAM FORMULA
B
A STANDARD SINCE 1795
JAMES

Total Net Sales *(in billions)*

Year	Net Sales
2012	$2.5
2011	$2.3
2010	$2.1
2009	$2.0
2008	$2.0

2012 Comparable Sales Growth by Segment*

Segment	Growth
North America	+7%
Europe/Middle East/Africa	+5%
Asia Pacific/South America	+5%

* Reconciliations of non-GAAP financial measures to the most closely comparable GAAP measures are presented on pages 22-23.

AT A GLANCE


JIM BEAM
BOURBON
KENTUCKY STRAIGHT BOURBON WHISKEY
JAMES B. BEAM DISTILLING CO.


Maker's Mark
KENTUCKY STRAIGHT BOURBON WHISKY


Sauza
HECHO EN MEXICO
FRESH BLUE AGAVE
TEQUILA SILVER


PINNACLE
VODKA

JIM BEAM +10% MAKERS MARK +15% SAUZA +7% PINNACLE +19%

A YEAR *of* EXCELLENT RESULTS

BEAM RAISED THE BAR IN OUR FIRST FULL YEAR AS A PURE-PLAY SPIRITS COMPANY. We outperformed our market. We grew profits faster than sales. And we grew earnings per share even faster...ahead of our long-term goal. With 218 years of heritage...and the energy of a start-up...Beam is reaching ever higher to deliver top shelf results...and to maximize long-term value for shareholders.

ON THE COVER: The new Jim Beam American Stillhouse in Clermont, Kentucky is part of our new visitors' experience on the grounds of the flagship Jim Beam distillery, bringing the world's #1 Bourbon to life in an entirely new way for all the brand's fans and consumers around the world.


V.S.O.P
COURVOISIER
COGNAC
V.S.O.P


Canadian Club
PREMIUM EXTRA AGED
1858


TEACHER'S
HIGHLAND CREAM
BLENDED SCOTCH WHISKY

RAISING THE BAR

- World's fourth largest premium spirits company
- Largest U.S.-based spirits company
- $2.5 billion in 2012 net sales (excluding excise taxes)
- 38 million 9-liter equivalent cases sold in 2012
- Our seven global Power Brands grew comparable net sales 10%* and accounted for 60% of our total sales
- The addition of Pinnacle strengthened our portfolio with a vodka Power Brand

COURVOISIER +12% **CANADIAN CLUB +6%** **TEACHERS +1%** *2012 comparable net sales growth**

+6%

Total net sales grew 7%, and were up 6% on a comparable basis, which adjusts for foreign exchange and acquisitions/divestitures.

+13%

Diluted EPS increased 192%, and was up 13% before charges/gains to $2.40.*

+21%

An investment in Beam including dividends returned 21% in 2012, well ahead of the stock market indexes.

CONTENTS

LETTER *to* SHAREHOLDERS

DEAR FELLOW SHAREHOLDERS:

Beam delivered excellent results in its first year as a focused standalone spirits company.

- *Net sales reached a record $2.5 billion (excluding excise taxes), an increase of 6% on a comparable basis**... *reflecting double-digit growth for our Power Brands and Rising Stars, as well as broad-based gains across our three geographic segments.*
- *Operating income before charges/gains grew 10%**... *benefiting from favorable price and product mix.*
- *Diluted earnings per share before charges/gains were up 13%**... *reflecting our strong operating performance and lower interest expense.*
- *We generated free cash flow of $337 million.**
- *We increased the dividend 8% in 2012, and another 10% in early 2013.*
- *And Beam delivered a total shareholder return, including dividends, of 21%, well ahead of the broader stock market indexes.*

Having completed our first full year as Beam, it's an opportune time to review three key stages in Beam's evolution: where we've been over our first year as a standalone spirits company...where we are today as an outperformer in our industry...and where we're going in the future as a pure-play spirits leader.

Where we've been

Just over a year ago, we reintroduced our company as Beam – a leading premium spirits company with outstanding growth prospects. We established a long-term growth algorithm with three very simple objectives:

- *Outperform our global market at the top line*
- *Grow operating income faster than sales*
- *And sustainably grow EPS even faster...at a high-single-digit rate.*



CEO Matt Shattock, Kentucky Governor Steven Beshear, chairman David Mackay and Jim Beam master distiller Fred Noe toasted the opening of the Jim Beam American Stillhouse and Global Innovation Center on October 3, 2012



DAVID MACKAY
Chairman



MATT SHATTOCK
President & Chief Executive Officer

We also outlined our strategy: to Create Famous Brands…Build Winning Markets…and Fuel our Growth.

And we expressed our confidence in how Beam was primed to accelerate profitable, long-term growth – and create substantial value for shareholders as a focused spirits company – with a strong foundation built on: an advantaged portfolio, including our strength in Bourbon; powerful positions in our core markets; and excellent prospects in emerging markets.

Where we are today

Beam's first year was one of great progress and excellent results. Beam is creating shareholder value with a stronger brand portfolio, a stronger industry position and stronger earnings growth.

Beam is growing on growth by executing our proven strategy. As a result, we outperformed our global market each quarter in 2012 as we delivered against the growth algorithm we outlined a year ago.

- *Our sales grew about twice the rate of our global market, which we estimate expanded a little better than 3% in 2012. We grew operating income faster than sales. And our earnings grew even faster, with double-digit growth in EPS before charges/gains that exceeded our long-term target.*

We are particularly pleased that we outperformed against our targets even as we increased investment in the competitive position and long-term growth of our business.

We again boosted investment in brand-equity building by a double-digit rate and these investments continued to pay off. We advertised more brands on television than ever before, and we engaged consumers with more impactful use of digital communication. We invested in award-winning in-market activation to inspire consumers at the point of purchase.

Our Strategy to Deliver Growth on Growth:

- CREATE FAMOUS BRANDS
- BUILD WINNING MARKETS
- FUEL OUR GROWTH

Our Long-Term Goals to Outperform:

- GROW SALES FASTER THAN OUR MARKET
- GROW OPERATING INCOME FASTER THAN SALES
- GROW EPS EVEN FASTER… AT A HIGH-SINGLE-DIGIT RATE
- IMPROVE RETURNS

And we delivered another year of record sales from innovations that further strengthened our brands. As a result, we improved our margins with better product mix and higher pricing in key categories.

While building the brands we have is our first priority, we've filled out our portfolio with three synergy-driven acquisitions since early 2011 in the fast-growing categories of Ready-to-Serve Cocktails, Irish Whiskey and Premium Vodka. The addition in June 2012 of Pinnacle Vodka gives Beam a dynamic and growing Power Brand in the very large and highly attractive premium vodka category. We see the opportunity to take this fast-growing brand to the next level through expanded distribution, continued innovation and enhanced brand-building programs. We have further shaped our premium portfolio with divestitures of certain non-core economy brands.

"We look forward to raising the bar of performance ever further..."

We have made significant improvements in our routes to market around the world. We've strengthened our #2 position in the U.S. – the world's most profitable market – where we were the leading market-share gainer over the past two years. Our distribution partnership with Coca-Cola Amatil in Australia helped fortify Jim Beam's position as the #1 spirit in the largest export market for Bourbon. And we grew at a double-digit rate in Germany on the strength of our innovations, in-market activation and company-owned sales organization. In Japan, we have improved the opportunity for our Bourbon brands in 2013 and beyond by entering into a new agreement with Suntory, the market's #1 spirits distributor.

We also continued to expand rapidly in attractive emerging markets. We were very encouraged by our growth in 2012 in markets such as China and Mexico, where we have improved our route-to-market model, as well as in countries such as Russia and Brazil, where we have invested at a higher level in brand building. In India, we are repositioning our business following a voluntary compliance review, and we remain confident in our growth prospects in India over the long term.

We pursued our aggressive efficiency agenda to offset cost headwinds and fuel our overall growth. We are building world-class manufacturing capability through investment in scale manufacturing plants, such as our blending and bottling facility in Frankfort, Kentucky that shipped more than 11 million cases in 2012. This is an example of investing in both the scale to drive competitive costs, and the capability to enable growth through innovation. We are augmenting these efficiency benefits through the greater use of best practices across our business, such as through Lean Manufacturing, enhanced global procurement, product "design to value," and efficient global shared services. Our manufacturing footprint and overall organizational efficiency are in better shape as a result.

Our Long-Term Goals for Three Drivers of Sales Growth:

- 50% FROM POWER BRANDS AND RISING STARS IN CORE MARKETS
- 25% FROM INNOVATIONS
- 25% FROM EMERGING MARKETS

Where we're going in the future

We see a lot of opportunity as we invest in fast-growing categories, fast-growing new products, and fast-growing markets…and to translate such investments into sustainable, profitable long-term growth.

Our 2012 results – and our focused strategy – position Beam very well to further capitalize on three key long-term growth drivers that we discuss further in this annual review.

We aim to drive roughly one half of our sales growth from our Power Brands and Rising Stars in our core markets – the U.S., Australia and Germany. As such, we're devoting considerable investment to growing our heartland Bourbon category through impactful equity-building communication, brand-building innovations, and increased distillation capacity and liquid laydown to meet future demand. Beam has the broadest and best Bourbon portfolio in the industry, and it gives us an advantaged platform on which to drive long-term growth. Our expertise in lifestyle beverages that tap into prevailing consumer trends – such as the appeal of low-calorie, the reward of familiar and indulgent flavors, and the convenience of ready-to-serve and ready-to-drink formats – as well as our success reaching female consumers create promising avenues for growth.

We look to deliver the balance of our sales growth from new products and new markets. We're continuing to invest in innovation that borrows equity from our core brands, and builds back higher-margin growth and added value for consumers. Our new Global Innovation Center in Kentucky, opened in late 2012, will be another competitive advantage for Beam as we continue to drive growth with exciting new products. To expand in emerging markets, we're investing in enhancing our distribution and marketing capabilities across a broader range of fast-growing frontiers.

Lastly, as we continue to focus on our internal growth initiatives, our confidence in the future is further enhanced by our strong stewardship of capital, balance sheet strength, and agility, which we believe will enable us to continue being a lead player in our dynamic industry.

On behalf of our 3,400 people around the world, thank you for the confidence demonstrated by your ownership of Beam stock. We look forward to raising the bar of performance ever further to continue creating value for our shareholders.

Sincerely,

MATT SHATTOCK
President & Chief Executive Officer

February 22, 2013

"…we outperformed against our targets even as we increased investment in the competitive position and long-term growth of our business."


JIM BEAM
HOT PUNCH
JIM BEAM

Manfred Jus, Mandy Gosda, Holger Kraetz and Torsten Helbig are helping leverage our Bourbon leadership to outperform in the important German market.

We're raising the bar in our key categories...by building our core brand equities...engaging consumers in new and better ways...and strengthening our competitive position in our priority markets.

FUELED BY AUTHENTICITY, INNOVATION AND PREMIUMIZATION, WE DELIVERED DOUBLE-DIGIT SALES GROWTH IN THE BOURBON CATEGORY. Jim Beam grew 10% and built on its leading positions in the world's biggest Bourbon markets: #2 American whiskey in the U.S...#1 spirits brand in Australia...#1 American whiskey in Germany. And demand for Maker's Mark expanded – with sales up 15% – as the brand's handcrafted quality and distinctive personality attracted new consumers.


Proudly representing the Cocktail Party.
Go to makersmark.com/cocktailparty
to cast your vote for your
favorite Maker's mix.
Maker's Mark
WHISKY
makersmark.com
WHEN YOU'RE ON TOP
YOU'RE THE ORIGINAL AND
EVERYONE WANTS A DOUBLE SCOOP
IT'S MORE FUN ON TOP

GROWING *the* CORE


Driving the Bourbon boom:
Demand for our Bourbon brands accelerated up the price ladder in 2012
BASIL HAYDEN'S.
+35%
KNOB CREEK.
+24%
Maker's Mark
+15%
JIM BEAM
+10%


red STAG
BY JIM BEAM


facebook
MAKE IT WITH A FIREMAN
There's nothing like watching a fireman show you just how easy it is to make a Sauza®-Rita.
WARNING: Contents are hot. Good thing it ends with something cold to sip.
Sauza
TEQUILA
Update Info
View Activity

Telling brand stories with video – such as how to make great-tasting margaritas and how we unleash the rich liquid trapped inside the barrel wood to create Devil's Cut – helped attract new consumers and drive growth for our priority brands. We devoted more than 80% of our media investment in 2012 to our most ambitious use ever of digital media and television advertising. And we're proud that Beam earned honors from *Advertising Age* as one of the top ten U.S. marketers of 2012.

One-third of all drinks in the U.S. are made with vodka… and we enhanced our portfolio with the addition of a fast-growing vodka Power Brand. Pinnacle is the #4 imported vodka in the U.S. …and its fun image and strength in both the flavored and unflavored segments give us a dynamic growth platform.

Authentic Jim Beam brand ambassadors like Kid Rock and Fred Noe, the seventh-generation Beam family distiller, help underscore the heritage, innovation and broad appeal of the world's #1 Bourbon.

Reconciliations of non-GAAP financial measures to the most closely comparable GAAP measures are presented on pages 22–23.

WE AIM TO DRIVE STRONG GROWTH WITH OUR POWER BRANDS AND RISING STARS IN CORE MARKETS: THE UNITED STATES, AUSTRALIA AND GERMANY. Beam was the biggest market share gainer in the U.S. over the past two years, driven by our Bourbon brands and the expanded Skinnygirl franchise. In Australia, our strengthened route-to-market partnership with Coca-Cola Amatil enhanced Jim Beam's market-leading position and supported Canadian Club as a challenger to beer. And in Germany, we grew at a double-digit rate with successful Bourbon innovations and excellent in-market execution.



MaryKay Bolles, April Elston and Eric Schuetzler discuss future innovations at our Global Innovation Center, the hub of our new product development.

We've stepped up our game to create some of the industry's leading innovations...and deliver three consecutive years of record sales from new products.

IN 2012, WE RAISED THE BAR WITH THE OPENING OF OUR NEW GLOBAL INNOVATION CENTER on the grounds of our flagship distillery in Clermont, Kentucky. This world-class facility now leverages several strategic advantages, including consumer insights, strong category management, advanced technical capabilities, our flavor expertise and speed to market. The result: the industry's fastest innovation development times and game-changing new products.


Canadian
Club
DRY


IT WAS
WORTH
EVERY
STING.
HONEY HAS A NEW HIVE.
JIM BEAM
Honey


KNOB
CREEK
RYE WHISKEY
SMALL batch

INNOVATING *to* CREATE VALUE

With a new 5-liter keg format in Australia, Canadian Club ready-to-serve drinks continued to tap into consumer occasions traditionally dominated by beer.

We've revolutionized the Bourbon category with innovations like Devil's Cut, Red Stag, Jim Beam Honey, Lime Splash and Maker's 46...all of which build back and strengthen our core Bourbon brands.

Skinnygirl's extension into vodka, wine and new ready-to-serve cocktail variants is building a dynamic lifestyle brand.

By combining consumer insights, local taste preferences and our flavor expertise, we've developed exciting new products in individual markets, including Pinnacle Pumpkin Pie in the U.S., DYC Red One in Spain, Jim Beam Hot Punch in Germany, and ready-to-drink Devil's Cut & Cola in Australia.

Our innovations are helping fuel global growth. For example, we've extended Red Stag to more than 30 markets around the world...and Jim Beam Devil's Cut is already sold in more than 20 markets.


Skinnygirl
PINNACLE
JIM BEAM
DEVIL'S CUT
JIM BEAM
LIME SPLASH

WITH OUR "BORROW/BUILD" INNOVATION PHILOSOPHY, WE APPROACH NEW PRODUCT DEVELOPMENT AS A STRATEGIC BRAND-BUILDING IMPERATIVE. New products borrow equity and economic scale from the core brand...and build back both enhanced consumer perception and higher gross margins. As a result, we're creating new sources of growth by bringing our brands to new drinks occasions...attracting new consumers to our brands...and delivering value-added consumer benefits – be it premiumization, convenience, low-calorie or indulgent flavors.

Courvoisier Master Blender Patrice Pinet helped launch new Courvoisier Emperor at a high-profile December event in Shenzhen, China, where we also benefit from our distribution partnership with Asiaeuro.

By leveraging our Power Brands...portfolio breadth... and investments to enhance sales and distribution...we're achieving our fastest growth in emerging markets.

AROUND THE WORLD, WE'VE BUILT STRONG ROUTES TO MARKET and agile strategic distribution partnerships that have enabled us to outperform in developed markets...and grow even more rapidly in emerging markets. For example, our new distribution alliance in China helped us boost sales there by more than 50% in 2012...and we also enhanced our prospects in markets such as Mexico with new route-to-market partnerships.


COURVOISIER
COGNAC
EMPEROR
Rare
Old Cognac



EXPANDING *our* FOOTPRINT

Courvoisier is a dynamic growth platform in Russia, China and across Asia. The brand's fastest growth in 2012 came in China... where the introduction of Courvoisier Emperor further enhances our prospects.

Jonathan Chow's leadership of our business in China and southeast Asia delivered exceptional results...and helped earn his team Beam's highest honor, the Vision Into Action Award.



Teacher's reinforces its market-leading position in India by celebrating hard work and success through the popular Teacher's Achievement Awards and Achievers' Club.


FATO #1
O MALTE

Supported by the brand's first TV campaign, Teacher's delivered strong growth in Brazil.


con sabores naturales
100 AÑOS
paloma
Light

Innovative ready-to-drink products, such as Teacher's & Cola in India and 100 Años Paloma Light in Mexico, are helping strong brands access new drinks occasions in emerging markets.

CONSUMERS IN EMERGING MARKETS HAVE A GROWING THIRST FOR WESTERN SPIRITS such as Scotch, Cognac and Tequila...and our Teacher's, Courvoisier and Sauza brands give us strong platforms for growth across a wide range of developing economies. And with its unique heritage, flavor profile and versatility, we believe Bourbon has a bright future around the world.


SKINNYGIRL

Our Skinnygirl Cocktails team devoted a day of service to help A Very Special Place rebuild following Hurricane Sandy. This community organization in Staten Island, NY supporting developmentally disabled adults and their families is now back on its feet.

Doing business the right way is "The Beam Way." We're committed to the highest standards...in business conduct...promoting the responsible consumption of our products...respecting the environment...and supporting our communities.

THE SPIRIT OF BEAM IS EVIDENT EVERYWHERE WE OPERATE...from Chicago to Sydney...from Madrid to Singapore...and Frankfurt, Germany to Frankfort, Kentucky. Through our Beam Cares program, every employee is encouraged to use two paid days away from work to perform community service. Around the world, Beam raises the bar every day in meaningful ways.


JIM BEAM
American
STILLHOUSE
Visitors
TURN RIGHT
Come as a Friend
LEAVE AS FAMILY

BEAM CONTINUED TO RAISE THE BAR ACROSS OUR OPERATIONS TO PROTECT THE ENVIRONMENT, INCLUDING:

- A reduction of more than **29 million** pounds of packaging through our design-to-value initiatives
- Seeking **LEED** certification with **30%** reduction in energy costs, **50%** reduction in potable water use, and diversion of **75%** of construction waste from landfills in building the new Jim Beam American Stillhouse
- A **34%** reduction in water usage since 2009 at the Ardmore Scotch Whisky distillery in Aberdeenshire, Scotland
- A cumulative **18,000 ton** reduction in greenhouse gas (GHG) emissions by our distillery in Alberta, Canada
- The **fourth consecutive** Socially Responsible Enterprise (ESR) Distinction for Casa Sauza for sustaining compliance within five different areas of social responsibility: Quality of Living, Corporate Ethics, Involvement in the Community, Environmental Care and Preservation, and Promotion of Responsible Consumption.





SETTING *high* STANDARDS


drink
smart®







Committed

BEAM HAS JOINED WITH MAJOR ALCOHOL PRODUCERS IN MAKING COMMITMENTS TO BUILD ON THE INDUSTRY'S PROGRESS AND FURTHER REDUCE HARMFUL CONSUMPTION OF ALCOHOL AROUND THE WORLD.

These commitments focus on five key areas, with regular reviews to assess impact and results over the next five years.

- Reducing underage drinking
- Strengthening and expanding marketing codes of practice
- Providing consumer information and responsible product innovation
- Reducing drinking and driving
- Enlisting the support of retailers to reduce harmful drinking

Our people are passionate about supporting our communities...such as going the distance in Singapore and France to benefit important causes...and distributing holiday meals to U.S. military families.

BEAM'S COMMITMENT TO RESPONSIBLE CONSUMPTION OF OUR PRODUCTS IS FUNDAMENTAL TO EVERYTHING THAT WE DO. Our proprietary Drink Smart program, www.drinksmart.com, encourages responsible choices about alcohol in markets around the world...and we've joined with peer beverage alcohol companies in a global industry-wide effort to reduce harmful consumption of alcohol. In the U.S., we've helped pioneer evidence-based programs aimed at reducing drunk driving and college binge drinking...and we're proud that our U.S. media placement standard is the highest in the industry.

CONDENSED CONSOLIDATED INCOME STATEMENT

(In millions, except per share amounts)	Year Ended December 31, 2012	2011	% change
Net sales	$2,465.9	$2,311.1	6.7%
Cost of goods sold	1,027.5	987.8	4.0%
Gross profit	1,438.4	1,323.3	8.7%
Advertising and marketing expense	398.7	358.7	11.2%
Selling, general and administrative expense	412.9	430.0	-4.0%
Amortization of intangible assets	17.2	16.3	5.5%
Restructuring, impairment and separation charges	33.7	122.8	
Operating income	575.9	395.5	45.6%
Interest expense	109.0	117.4	-7.2%
Loss on early extinguishment of debt	—	149.2	
Other income	(35.1)	(40.4)	
Income from continuing operations before income taxes	502.0	169.3	196.5%
Income taxes	103.8	36.0	
Income from continuing operations[a]	398.2	133.3	198.7%
Earnings per common share[a]			
Continuing operations – basic	$ 2.51	$ 0.86	191.9%
Continuing operations – diluted	$ 2.48	$ 0.85	191.8%
Weighted-average common shares outstanding			
Basic	158.3	154.6	2.4%
Diluted	160.8	157.8	1.9%

[a] Refer to our Annual Report on Form 10-K for financial data related to our discontinued operations resulting from the Separation (defined below).

NON-GAAP MEASURES

Management believes that the non-GAAP measures used in the Annual Review provide investors with important perspectives into our ongoing business performance by excluding certain items that management believes are not indicative of Beam's underlying results for purposes of analyzing performance on a year-over-year basis. These non-GAAP measures are reconciled to the most closely comparable GAAP measures on the following page. The non-GAAP measures consist of income statement data on a "before charges/gains" basis, comparable net sales growth and adjusted free cash flow. Our definition of charges/gains includes asset impairment charges, restructuring charges, acquisition and integration related costs, costs associated with the sale of the golf business and spin-off of the home and security business (together, the "Separation"), as well as other items that impact the comparability of our results. In addition, the 2011 period includes adjustments to reflect Beam as a standalone company at January 1, 2011, including adjustments to interest expense (reflecting the debt reduction related to the Separation at January 1, 2011), an estimated standalone company effective tax rate and an estimated standalone company corporate cost structure. Comparable net sales growth rate represents the percentage increase or decrease in reported net sales in accordance with GAAP, adjusted to eliminate the impacts of foreign exchange, acquisitions/divestitures and the transition to the new Australia distribution agreement. Free cash flow is defined as GAAP cash flow from operations less net capital expenditures for property, plant and equipment, adjusted for operating cash flow used for discontinued operations and Separation-related expenses. Management believes free cash flow provides investors with an important perspective on the cash available for dividends, debt repayment, and acquisitions after making the capital investments required to support ongoing business operations and long-term value creation. Management uses free cash flow to assess business performance and overall liquidity.

RECONCILIATION OF CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Year Ended December 31, 2012			Year Ended December 31, 2011		
(In millions, except per share amounts)	*GAAP*	*Adjustments*[a]	*Before Charges/ Gains (Non-GAAP)*	*GAAP*	*Adjustments*[b]	*Before Charges/ Gains (Non-GAAP)*
Net sales	$ 2,465.9	—	$ 2,465.9	$2,311.1	(46.3)	$ 2,264.8
Cost of goods sold (COGS)	1,027.5	(0.8)		987.8	(38.3)	
Gross profit	1,438.4	0.8	1,439.2	1,323.3	(8.0)	1,315.3
Advertising and marketing	398.7	—		358.7	—	
Selling, general and administrative (SG&A)	412.9	(21.5)		430.0	(61.9)	
Amortization of intangible assets	17.2	—		16.3	—	
Restructuring, impairment and separation charges	33.7	(33.7)		122.8	(122.8)	
Operating income	575.9	56.0	631.9	395.5	176.7	572.2
Interest expense	109.0	—		117.4	2.5	
Loss on early extinguishment of debt	—	—		149.2	(149.2)	
Other income	(35.1)	19.9		(40.4)	37.3	
Income from continuing operations before income taxes	502.0	36.1		169.3	286.1	
Income tax expense	103.8	48.7		36.0	84.9	
Income from continuing operations	$ 398.2	(12.6)	$ 385.6	$ 133.3	201.2	$ 334.5
Diluted EPS – continuing operations	$ 2.48	(0.08)	$ 2.40	$ 0.85	1.27	$ 2.12

(dollar amounts in footnotes in millions)

[a] **2012:** SG&A adjustments of $22 primarily include $17 of acquisition/integration related charges (legal, financial advisory and contract termination charges). Restructuring, impairment and separation charges of $34 consist of: Restructuring charges of $4 primarily include employee-related charges related to the restructuring of a business acquired in 2012; Business separation charges of $14 related to a pension settlement charge associated with a distribution to former Fortune Brands executives; and $16 related to the impairment of one Spanish tradename. Other income of $20 primarily includes a tax indemnification received by Beam ($18). Income tax adjustments of $49 primarily include tax benefits related to charges/gains, foreign tax credits, a net benefit arising from the resolution of certain tax return matters, partially offset by expense related to our annual reconciliation of the 2011 income tax filing.

[b] **2011:** Sales adjustment of $46 relates to one-time net sales impact associated with transition to a new long-term distribution agreement in Australia. COGS adjustment of $38 relates to the Australia one-time sale ($22) and $16 primarily related to facility consolidations, supply chain, and other organizational streamlining activities. SG&A adjustments of $62 primarily include $36 to reflect estimated expenses of Beam as a standalone Spirits business (which has a lower cost structure than the former Fortune Brands cost structure) and $25 of acquisition related contingent consideration. Restructuring, impairment and separation charges of $123 primarily consist of: $84 of separation-related costs (legal, financial advisory fees, severance, etc) and asset impairment charges of $31 related to the impairment of two Spanish tradenames. The adjustment of $149 is to eliminate the loss on debt extinguishments related to the Separation. Other income adjustments of $37 are to eliminate a joint venture distribution gain ($10) and a tax indemnification received by Beam ($27). Income tax adjustments of $85 represent standalone company adjustments as described in the note above.

RECONCILIATION OF GAAP NET SALES GROWTH TO COMPARABLE NET SALES GROWTH (UNAUDITED)

	GAAP Basis	*Foreign Currency Exchange Rates*	*Australia Distribution Agreement Change*	*Australia Distribution Margin Structure*	*Acquisitions/ Divestitures*	*Non-GAAP – Comparable Basis*
	%					%
Power Brands	10	2	3	1	(6)	10
Jim Beam	3	1	5	1	—	10
Maker's Mark	14	—	1	—	—	15
Sauza	4	2	1	—	—	7
Courvoisier	8	1	2	1	—	12
Canadian Club	1	—	4	1	—	6
Teacher's	(9)	10	1	(1)	—	1
Pinnacle	—	—	—	—	19	19
Rising Stars	11	1	—	—	(2)	10
Knob Creek	24	—	—	—	—	24
Basil Hayden's	31	—	4	—	—	35
Consolidated net sales	7	1	2	—	(4)	6
Operating Segments						
North America	14	—	—	—	(7)	7
EMEA	1	6	—	—	(2)	5
APSA	3	—	—	2	—	5

RECONCILIATION OF OPERATING CASH FLOW TO FREE CASH FLOW (UNAUDITED)

(In millions)	*Year Ended December 31, 2012*
GAAP cash provided by operating activities	$ 378.2
Add (deduct)	
Capital expenditures, net of disposition proceeds	(125.0)
Cash used for discontinued operations and Separation expenses	83.6
Adjusted free cash flow (Non-GAAP)	$ 336.8

BOARD OF DIRECTORS

David Mackay
(Non-Executive Chairman)
Former Chief Executive Officer,
Kellogg Company

Richard Goldstein
Former Chairman & Chief Executive Officer
International Flavors and Fragrances, Inc.

Stephen Golsby
President & Chief Executive Officer
Mead Johnson Nutrition Company

Ann Fritz Hackett
President
Horizon Consulting Group, LLC

Matt Shattock
President & Chief Executive Officer
Beam Inc.

Gretchen W. Price
Executive Vice President, Chief Financial & Administrative Officer
Arbonne International, LLC

Robert Steele
Former Vice Chairman – Global Health and Well Being
Procter & Gamble

Peter Wilson
Former Chairman
Gallaher Group Plc

EXECUTIVE LEADERSHIP TEAM



Matt Shattock
President & Chief Executive Officer



Phil Baldock
President, Asia Pacific/South America (APSA)



Clarkson Hine
SVP, Corporate Communications & Public Affairs



Bob Probst
SVP, Chief Financial Officer



Nicholas Fink
SVP, Chief Strategy Officer



Mindy Mackenzie
SVP, Chief Human Resources Officer



Bill Newlands
President, North America



Kevin George
SVP, Global Chief Marketing Officer



Kent Rose
SVP, General Counsel, Chief Administrative Officer and Secretary



Albert Baladi
President, Europe/Middle East/Africa (EMEA)



Ian Gourlay
SVP, Global Operations & Supply Chain
(retiring effective April 1, 2013)

CORPORATE DATA

Executive Office
510 Lake Cook Road
Deerfield, IL 60015
1-847-948-8888

Social Channels
www.beamglobal.com
www.twitter.com/beamglobal
www.facebook.com/beam

Email
corporatecommunications@beamglobal.com

Registered Office
2711 Centerville Road
Suite 400
Wilmington, DE 19808

Common Stock
Beam common stock is listed on the New York Stock Exchange. Our trading symbol is BEAM.

Annual Meeting
The Annual Meeting of Stockholders will take place on Tuesday, April 23, 2013 at 9:00 a.m. (CDT) at:

The Renaissance Chicago North Shore Hotel
933 Skokie Boulevard
Northbrook, IL 60062

Transfer Agent for Common Stock
Wells Fargo Bank N.A.
Shareowner Services
P. O. Box 64854
St. Paul, MN 55164-0854
1-800-225-2719

Quarterly Earnings, News Releases and Corporate Publications
www.beamglobal.com

SEC Filings
The distribution of this Annual Review with respect to our 2013 Annual Meeting of Stockholders is accompanied by a copy of our Annual Report on Form 10-K as filed with the SEC for the last fiscal year. You may also view electronic copies of our Annual Report on Form 10-K and other documents that we file with the SEC on our website, www.beamglobal.com.

Duplicate mailings of proxy materials to the same address are costly to Beam and may be inconvenient to many stockholders. Securities and Exchange Commission rules allow for the elimination of duplicate reports, provided your request is in writing. Eliminating these duplicate mailings will not affect your dividend or proxy card mailings.

To eliminate duplicate mailings, please write to:
Beam Inc.
Shareholder Services
510 Lake Cook Road
Deerfield, IL 60015

LEADING BRANDS

Bourbon
Jim Beam, Maker's Mark, Devil's Cut, Red Stag by Jim Beam, Jim Beam Honey, Knob Creek, Basil Hayden's, Booker's, Baker's, Jacob's Ghost, Jim Beam 1795, Old Grand-Dad, Old Crow

Blended Whisky/Whiskey
Canadian Club, Whisky DYC, Jim Beam Rye, Knob Creek Rye, (ri)1, Old Overholt, Windsor, Alberta Premium, Kessler

Scotch Whisky
Teacher's, Laphroaig, Ardmore

Irish Whiskey
Kilbeggan, Connemara, Tyrconnell, Greenore, 2 Gingers

Tequila
Sauza, Hornitos, 100 Años, Tres Generaciones, El Tesoro

Cognac
Courvoisier

Rum
Cruzan, Calico Jack, Ronrico

Vodka
Pinnacle, Skinnygirl, EFFEN, Pucker Flavored Vodka, Vox, Kamchatka, Gilbey's, Larios

Cordials & Liqueurs
DeKuyper, Sourz, After Shock, Crave, O3, Leroux, Kamora, Castellana

Gin
Larios, Gilbey's, Pinnacle

Brandy and Sherry
Harveys, Fundador, Terry Centenario, Tres Cepas

Ready-to-Drink/Ready-to-Serve
Skinnygirl Cocktails, Skinnygirl Wine Collection, Jim Beam pre-mixed drinks, Canadian Club pre-mixed drinks, Teacher's pre-mixed drinks

Complete brand listing at beamglobal.com

RAISE *your own* BAR

Here's your ticket to great drink recipes you can make at home, created by Beam's Master Mixologist Bobby "G" Gleason. Cheers!

Or visit http://goo.gl/j6ohS



Design: SVP Partners, Wilton, CT | Photography: Dan Bigelow, Peter Frank Edwards, Ron Wu | Printing: Somerset Graphics

Beam



drink smart®

www.beamglobal.com
510 Lake Cook Road, Deerfield, Illinois 60015
1.847.948.8888